UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,811,474
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,811,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,811,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,811,474
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,811,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,811,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,811,474
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,811,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,811,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,811,474
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,811,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,811,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,811,474
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,811,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,811,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS CBG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar II Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,261,474
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,261,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,261,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment No. 13 (this “Amendment”) is being filed by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation (“GCIC”), Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited (“CIHL”), CBG Holdings LLC (“CBG”), Greenstar II LLC (“GII”), Greenstar II Holdings LLC (“GIIH”), and Constellation Brands, Inc. (“Constellation”) (collectively, the “Reporting Persons”), pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, CIHL and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by (i) Amendment No. 1 filed on August 16, 2018 (the “First Amendment”), by the Reporting Persons (other than GII and GIIH); (ii) Amendment No. 2 filed on November 2, 2018 (the “Second Amendment”) by CBG and Constellation; (iii) Amendment No. 3 filed on December 3, 2018 (the “Third Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (iv) Amendment No. 4 filed on July 3, 2019 (the “Fourth Amendment”) by the Reporting Persons (other than GII and GIIH); (v) Amendment No. 5 filed on May 4, 2020 (the “Fifth Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (vi) Amendment No. 6 filed on April 29, 2021 (the “Sixth Amendment”) by the CBG, GII, GIIH and Constellation; (vii) Amendment No. 7 filed on July 1, 2022 (the “Seventh Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (viii) Amendment No. 8 filed on July 19, 2022 (the “Eighth Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (ix) Amendment No. 9 filed on October 26, 2022 (the “Ninth Amendment”) by the Reporting Persons; (x) Amendment No. 10 filed on April 17, 2023 (the “Tenth Amendment”) by the Reporting Persons; (xi) Amendment No. 11 filed on July 20, 2023 (the “Eleventh Amendment”) by the Reporting Persons; and (xii) Amendment No. 12 filed on November 3, 2023 (the “Twelfth Amendment,” and together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment, and the Initial Schedule 13D, the “Schedule 13D”) by the Reporting Persons.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The title and class of equity securities to which this Amendment relates are Common Shares, no par value (“Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Paragraphs (a) – (c) of Item 2 of the Schedule 13D are hereby revised and supplemented with the following:

(a) – (c) Current information concerning the identity and background of each executive officer and director of CBG, GII, GIIH, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, CIHL and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Paragraphs (d) – (e) of Item 2 of the Schedule 13D are hereby revised and supplemented with the following:

(d) – (e) None of the Reporting Persons or, to the best knowledge of CBG and Greenstar LP, any of the Covered Persons has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby revised and supplemented with the following:

As described below in Item 4, (i) CBG and Greenstar LP exchanged their Common Shares of the Issuer for non-voting and non-participating Exchangeable Shares (“Exchangeable Shares”) of the Issuer, and (ii) Greenstar LP exchanged approximately C$81.2 million of the principal amount of the Issuer’s C$100 million promissory note due 2024 (the “Note”) for Exchangeable Shares of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On April 18, 2024, CBG and Greenstar LP exchanged their Common Shares of the Issuer for Exchangeable Shares on a one-for-one basis. The amendment to the Issuer’s share capital and the creation of Exchangeable Shares were authorized by the Issuer’s shareholders at a special meeting held on April 12, 2024. Greenstar LP also entered into an Exchange Agreement, dated April 18, 2024 (the “Exchange Agreement”), with Canopy, pursuant to which Greenstar LP agreed to exchange approximately C$81.2 million of the principal amount of the Note for Exchangeable Shares of Canopy. Pursuant to the Exchange Agreement, Greenstar LP forgave all accrued but unpaid interest on the Note together with the remaining principal amount of the Note. Pursuant to the terms of the Exchange Agreement, an aggregate of 9,111,549 Exchangeable Shares were issued to Greenstar LP on April 18, 2024, which was calculated based on a price per share of C$8.91.

Pursuant to their terms, Exchangeable Shares are convertible into Common Shares on a one-for-one basis at any time at the election of the holder. Greenstar and CBG do not intend to convert any of their outstanding Exchangeable Shares for Common Shares or own any Common Shares, in each case until such time as the U.S. domestic sale of marijuana could not reasonably be expected to violate the Controlled Substances Act, the Civil Asset Forfeiture Reform Act (as it relates to violation of the Controlled Substances Act) and all related applicable anti-money laundering laws. For Schedule 13D reporting purposes, CBG and Greenstar LP will be deemed to beneficially own Common Shares issuable on conversion of Exchangeable Shares.

All board nominees of Constellation resigned from the Issuer’s board of directors effective April 18, 2024.

Except as previously disclosed in the Schedule 13D or set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time dispose of Exchangeable Shares or other securities of the Issuer, convert their Exchangeable Shares to Common Shares and purchase or sell Common Shares or other securities of the Issuer in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic and industry conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

(a) – (c) Exchangeable Shares are convertible into Common Shares on a one-for-one basis at any time at the election of the holder. Each of the percentages of Common Shares beneficially owned indicated below and in the tables on pages 2 through 10 is calculated assuming the conversion of Exchangeable Shares into Common Shares.

Greenstar LP has direct beneficial ownership of 15,811,474 Exchangeable Shares, representing approximately 15.8% of the issued and outstanding Common Shares of the Issuer as of April 18, 2024. GCIC is the general partner of Greenstar LP and is wholly-owned by Constellation Brands Canada Holdings ULC, which in turn is wholly-owned by Constellation Capital LLC, which in turn is wholly-owned by CIHL, which in turn is wholly-owned by Constellation.

CBG has direct beneficial ownership of 10,450,000 Exchangeable Shares of the Issuer, representing approximately 10.4% of the issued and outstanding Common Shares of the Issuer as of April 18, 2024. CBG is wholly-owned by GII, which in turn is wholly-owned by GIIH, which in turn is wholly-owned by Constellation.

In the aggregate, Constellation has indirect beneficial ownership of 26,261,474 Exchangeable Shares of the Issuer, representing approximately 26.2% of the issued and outstanding Common Shares of the Issuer as of April 18, 2024.

Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons and other than as previously disclosed, the Covered Persons do not beneficially own any Common Shares or Exchangeable Shares as of April 18, 2024, other than Judy A. Schmeling, who holds 32,009 Common Shares which were acquired following the vesting of restricted stock units acquired as compensation for her position as a director of the Issuer and restricted stock units convertible into 10,044 Common Shares, which were acquired on August 22, 2023 as compensation for her position as a director of the Issuer. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and Exchangeable Shares and such Common Shares and Exchangeable Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D.

Except as set forth herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transaction involving any Common Shares or Exchangeable Shares in the 60-day period ended April 18, 2024.

The aggregate percentage of Common Shares reported owned by the Reporting Persons is based upon 100,217,939 Common Shares outstanding (assuming the conversion of all Exchangeable Shares outstanding into Common Shares), which is the sum of the total number of Common Shares and Exchangeable Shares outstanding as of April 18, 2024, as provided to the Reporting Persons by the Issuer. All amounts of Common Shares reported by the Reporting Persons in this Amendment reflect the reverse stock split completed by the Issuer in December 2023.

Item 6. Contracts, Arrangements, Understandings, or Relationships to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby revised and supplemented with the following:

In connection with the exchange described in Item 4 above, CBG, Greenstar LP, and the Issuer have terminated the investor rights agreement, administrative services agreement, co-development agreement, and all other commercial arrangements between them and their subsidiaries, other than the consent agreement pursuant to which CBG and Greenstar LP consented to the amendment to the Issuer’s share capital, certain termination agreements, and the Exchange Agreement. The form of termination agreements were filed with Exhibit 99.1 to the Ninth Amendment.

As a result, CBG and Greenstar LP have no further governance rights in relation to the Issuer, including rights to nominate members to the Board of Directors of the Issuer, or approval or consulting rights related to certain transactions. All board nominees of Constellation resigned from the Issuer’s Board of Directors effective April 18, 2024.

As described above in Item 4, which is incorporated herein by reference, Greenstar LP entered into the Exchange Agreement.

Other than as described in this Amendment and the Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities, including Common Shares.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Notice of Conversion of Common Shares by Greenstar Canada Investment Limited Partnership.

Exhibit 99.2	Notice of Conversion of Common Shares by CBG Holdings LLC.

Exhibit 99.3	Exchange Agreement, dated April 18, 2024, between Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation.

Exhibit 99.4	Joint Filing Agreement among the Reporting Persons dated April 19, 2024.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 19, 2024	CBG Holdings LLC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar II LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar II Holdings LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar Canada Investment Limited Partnership
	By:	Greenstar Canada Investment Corporation, its
general partner

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar Canada Investment Corporation

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Brands Canada Holdings ULC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Capital LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation International Holdings Limited

By:	/s/ Oksana S. Dominach
Name:	Oksana S. Dominach
Title:	Vice President and Treasurer

Constellation Brands, Inc.

By:	/s/ James O. Bourdeau
Name:	James O. Bourdeau
Title:	Executive Vice President, Chief Legal Officer
and Secretary

Annex A

The following is a list, as of April 18, 2024, of the executive officers and directors of each of CBG Holdings LLC, Greenstar II LLC, Greenstar II Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Senior Vice President, Finance, Wine & Spirits Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
James A. Sabia, Jr.	President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Garth Hankinson	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship

James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

James A. Sabia, Jr.	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
William A. Newlands	President and Chief Executive Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

K. Kristann Carey	Executive Vice President and Chief Human Resources Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Samuel J. Glaetzer	Executive Vice President and President, Wine and Spirits Division	101 Mission Street, San Francisco, California 94105	US

Garth Hankinson	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael McGrew	Executive Vice President and Chief Communications, Strategy, ESG and Diversity Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Mallika Monteiro	Executive Vice President and Chief Growth and Digital Officer and Managing Director, Beer Brands	131 S. Dearborn Street, Chicago, Illinois 60603	US

James A. Sabia, Jr.	Executive Vice President and President, Beer Division	131 S. Dearborn Street, Chicago, Illinois 60603	US

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Christopher J. Baldwin	Managing Partner, CVC Advisors (U.S.) Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Christy Clark	Senior Advisor, Bennett Jones LLP	207 High Point Drive, Building 100, Victor, New York 14564	Canada

Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US

Nicholas I. Fink	Chief Executive Officer of Fortune Brands Innovations, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

William T. Giles	Former Chief Financial Officer and Executive Vice President of AutoZone, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Ernesto M. Hernández	Former President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico

José Manuel Madero Garza	Independent Business Consultant and Former Chief Executive Officer of Grupo Bepensa; Interim Chair of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico

Daniel J. McCarthy	Former President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US

William A. Newlands	President and Chief Executive Officer of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US

Richard Sands	Non-Management Director of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert Sands	Non-Management Director of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US

Luca Zaramella	Executive Vice President, Chief Financial Officer of Mondelēz International	207 High Point Drive, Building 100, Victor, New York 14564	Italy